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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                        VOICESTREAM WIRELESS CORPORATION
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                     928615
                                 (CUSIP Number)

                                   May 3, 1999
             (Date of Event Which Requires Filing of this Statement)

                    John W. Stanton and Theresa E. Gillespie
                        VoiceStream Wireless Corporation
                             3650 131st Avenue S.E.
                               Bellevue, WA 98006
                                 (425) 586-8700

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)
        [x] Rule 13d-1(c)
        [ ] Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 928615
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1       NAME OF REPORTING PERSON

               John W. Stanton and Theresa E. Gillespie, husband and wife

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
                                                                        (b)  [ ]
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3       SEC USE ONLY

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4       CITIZENSHIP OR PLACE OF ORGANIZATION

               State of Washington
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                                     5       SOLE VOTING POWER
         NUMBER OF SHARES
           BENEFICIALLY                      -0-
             OWNED BY                -------------------------------------------
               EACH
             REPORTING               6       SHARED VOTING POWER
              PERSON
               WITH                          6,555,411(1)
                                     -------------------------------------------

                                     7       SOLE DISPOSITIVE POWER

                                             -0-
                                     -------------------------------------------

                                     8       SHARED DISPOSITIVE POWER

                                             6,555,411(1)
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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,555,411(1)

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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

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(1)     Includes (i) 1,686,069 shares of VoiceStream Wireless Common Stock held of record by PN Cellular, Inc. ("PN Cellular"), which is substantially owned and controlled by Mr. Stanton and Ms. Gillespie, (ii) 1,274,519 shares of VoiceStream Wireless Common Stock held of record by Stanton Communications Corporation ("SCC"), which is substantially owned and controlled by Mr. Stanton and Ms. Gillespie, (iii) 3,152,774 shares of VoiceStream Wireless Common Stock held by Mr. Stanton and Ms. Gillespie, as tenants in common, (iv) 164,437 shares of VoiceStream Wireless Common Stock held of record by The Stanton Family Trust; and (v) 90,000 shares and 15,000 shares of VoiceStream Wireless Common Stock held of record by each of Mr. Stanton and Ms. Gillespie, respectively, pursuant to Western Wireless Corporation's 1997 Executive Restricted Stock Plan. Mr. Stanton and Ms. Gillespie are married and share voting and investment power with respect to the shares jointly owned by them, as well as the shares held of record of PN Cellular, SCC and The Stanton Family Trust.



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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               6.9%
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12      TYPE OF REPORTING PERSON

               IN
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Item 1.

        (a)    Name of Issuer: VoiceStream Wireless Corporation

        (b)    Address of Issuer's Principal Executive Offices:

                      3650 131st Avenue S.E.
                      Bellevue, WA 98006
Item 2.

        (a)    Name of Person Filing: John W. Stanton and Theresa E. Gillespie,
                                      husband and wife

        (b)    Address of Principal Business Office:

                      3650 131st Avenue S.E.
                      Bellevue, WA 98006

        (c)    Citizenship:  State of Washington

        (d)    Title of Class of Securities: Common Stock

        (e)    CUSIP Number:  928615

Item 3. Not Applicable.

Item 4. Ownership


        (a)    Amount Beneficially Owned:   6,555,411(1)

        (b)    Percent of Class:            6.9%

        (c)    Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote   0

               (ii) shared power to vote or to direct the vote 6,555,411(1)

               (iii)  sole power to dispose or to direct the disposition of   0

               (iv) shared power to dispose or to direct the disposition of
                                                                    6,555,411(1)

Item 5. Ownership of Five Percent or Less of a Class



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               Not Applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not Applicable.

Item 8.  Identification and Classification of Members of the Group

               Not Applicable.

Item 9.  Notice of Dissolution of a Group

               Not Applicable.

Item 10. Certification

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                     [Remainder of page intentionally blank]



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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        May 11, 1999


                                        By     /s/ John W. Stanton
                                           -------------------------------------
                                               John W. Stanton


                                        By     /s/ Theresa E. Gillespie
                                           -------------------------------------
                                               Theresa E. Gillespie



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